UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 7, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:

Investor Relations

Leandro Perez Castaño, Finance and IR Manager.

* leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations Officer

* calmagro@tgs.com.ar

(   (+5411) 4865-9077

http://www.tgs.com.ar/en/investors

Media Relations Mario Yaniskowski ( (+5411) 4865-9050 ext. 1238

TGS Announces Results for the Nine-Month period

and the Third Quarter ended on September 30, 2019(1)

Transportadora de Gas del Sur ("TGS" or "the Company") is the leader in Argentina in the transportation of natural gas, transporting approximately 59% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm contracted capacity of 2.9 Bcf/d. It is one of the main natural gas processors. In addition, TGS’ infrastructure investments in Vaca Muerta basin will allow the Company to grow significantly in the provision of services to natural gas producers, positioning TGS as one of the main Midstreamers in Argentina.

TGS shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

The controlling company of TGS is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family), WST S.A. (member of the Werthein Group) and PCT L.L.C. with the remaining 50%.

For further information, see our website www.tgs.com.ar

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of September 30, 2019

TGS holds 794,495,283 issued shares and 765,050,488 outstanding shares.

Buenos Aires, Argentina, November 7, 2019

During the three-month period ended September 30, 2019 (3Q2019), total income amounted to Ps. 41.0 million, or Ps. 0.053 per share (Ps. 0.265 per ADS), compared to Ps. 551.2 million, or Ps. 0.701 per share (Ps. 3.503 per ADS) for the same period in 2018 (3Q2018).

Operating profit amounted to Ps. 3,233.7 million in 3Q2019, Ps. 2,489.6 million lower than in 3Q2018. This variation was mainly due to:

•

Lower revenues of Ps. 3,304.4 million. This decrease was mainly related to lower revenues at the Natural Gas Liquids ("Liquids") Production and Commercialization and Natural Gas Transportation business segments, by Ps. 2,656.7 million and Ps. 551.8 million, respectively.

•

Operating costs and Administrative and selling expenses decreased by Ps. 919.4 million, compared to 3Q2018.

•

Depreciation increased by Ps. 95.3 million

Income tax recorded a positive variation of Ps. 1,229.2 million.

Financial results showed a positive variation of Ps. 722.0 million, mainly as a result of the impact of inflation adjustment recorded according to IAS 29 ("Gain on monetary position") during 3Q2019.

(1)

The financial information presented in this press release is based on consolidated interim financial statements presented in constant Argentine pesos as of September 30, 2019 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Quarterly Highlights

➢

The execution of the five-year investment plan from April 2017 - March 2022 within the framework of the Comprehensive Tariff Review Process (“RTI”) involved capital expenditures for Ps. 1,376.0 million. On the other hand, the business segment of Other Services, focused mainly in is the construction of the natural gas pipeline system and the compression plant in the Vaca Muerta area, involved expenditures for Ps. 1,492.3 million.

➢

On September 3, 2019, the Secretary of Energy (“SE”) issued Resolution No. 521/2019 (“Resolution 521”) postponing the semi-annual tariff adjustment of the Natural Gas Transportation segment for January 1, 2020, which should have kicked in October 1, 2019 within the framework of the RTI.

➢

On October 31, 2019, the SE ordered the extension of deadlines to March 31, 2020, to open the bids for a new license and construction of a natural gas pipeline to provide the natural gas transportation service.

➢

The General and Special Shareholders' Meeting held on October 17, 2019 delegated to the Board of Directors the opportunity for the distribution of the company's treasury shares and approved certain modifications to the Technical, Financial and Operational Assistance Service.

➢

On October 31, 2019, TGS’ Board of Directors ordered the distribution of the aforementioned shares (0.0385 shares per outstanding common share) and a cash dividend payment, for withholding income tax purposes, if applicable, which will be equivalent to 7.5269% of the market value of the common treasury shares to be received based on the closing price of TGS’ shares at the Argentine Stock Exchanges on November 8, 2019.

➢

On November 3, 2019, the commissioning of the northern tranche of the Vaca Muerta Norte natural gas pipeline connecting the Rincon la Ceniza reservoir with the southern tranche of said gas pipeline (enabled in April 2019) was carried out.

Analysis of the results

3Q2019 vs. 3Q2018

TGS posted total revenues of Ps. 9,148.3 million in 3Q2019, a Ps. 3,304.4 million decrease compared to Ps. 12,452.7 million recorded in 3Q2018.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Natural Gas Transportation business segment represented approximately 56% and 46% of TGS’ total revenues during 3Q2019 and 3Q2018, respectively.

Revenues from the Natural Gas Transportation segment in 3Q2019 decreased by Ps. 551.8 million, compared to 3Q2018. This negative variation is mainly due to the negative effect of the inflation restatement in accordance with the provisions of IAS 29 - “Financial Information in Hyperinflationary Economies” (“IAS 29”) on revenues which was not totally offset by the tariff increases granted within the RTI framework of Ps. 1,733.0 million. These increases, in nominal value, were the following:

• 19.7% according to Resolution No. 265/2018 (“Resolution 265”) starting October 1, 2018, and,

• 26.0% according to Resolution No. 192/2019 (“Resolution 192”) starting April 1, 2019.

Additionally, and contributing to the negative effect that arises from the aforementioned restatement, during 3Q2019 the services provided by interruptible natural gas transportation and exchange and displacement declined by Ps. 402.9 million.

Liquids Production and Commercialization revenues accounted for approximately 36% and 48% of the total revenues in 3Q2019 and 3Q2018, respectively. During 3Q2019, production was 22,080 short tons lower than the production of 3Q2018, reaching 199,816 short tons.

Liquids revenues decreased by Ps. 2,656.7 million year-over-year, amounting to Ps. 3,282.9 million in 3Q2019. This variation was mainly due to: (i) the impact of the restatement according to IAS 29 of Ps. 2,104.3 million, (ii) the nominal variation in international reference prices that led to a decrease in revenues of Ps. 1,702.7 million and (iii) the decrease in the volumes of products shipped by Ps. 1,070.2 million. These effects were partially offset by the increase in the nominal variation of the exchange rate on revenues denominated in US dollars that amounted to Ps. 1,909.6 million.

Additionally, total volumes dispatched decreased by 18.8%, or 47,884 short tons in 3Q2019, compared to 3Q2018, which are mainly related to lower sales of ethane (as a result of the impossibility of PBB Polisur S.A. (“PBB”) of acquiring the product due to the incident at PBB plant in June 2019), which in turn were partially offset by the increase in the commercialization of propane and butane.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total revenues, this segment accounted for approximately 8% and 6% of the revenues in 3Q2019 and 3Q2018, respectively.

Other Services revenues decreased by Ps. 95.9 million in 3Q2019 compared to 3Q2018. This decrease was mainly due to the restatement in accordance with IAS 29 of Ps. 280.3 million and the nominal decrease in the operation and maintenance, as well as construction services rendered of Ps. 79.8 million. The aforementioned negative effects were partially offset by the increase in the nominal exchange rate of Ps. 172.1 million, higher services of natural gas compression and conditioning of Ps. 44.7 million and the beginning of the rendering of the natural gas transportation services in Vaca Muerta of Ps. 40.0 million.

Operating costs and administrative and selling expenses, without including depreciation, decreased by approximately Ps. 919.4 million in the 3Q2019 compared to 3Q2018. This variation is mainly explained by the decrease in natural gas costs processed in the Cerri Complex of Ps. 1,117.1 million, given by the restatement effect according to the provisions of IAS 29 and the lower volume of processed natural gas, both effects were partially offset by the increase in the price measured in Argentine pesos (in spite of the decrease in the price measured in US dollars) as well as the lower fees paid to third parties for Ps. 158.6 million. These effects were partially offset by the increase in tax on exports of Ps. 68.1 million and the cost of repair and maintenance of property, plant and equipment of Ps. 310.0 million.

The financial results are presented in gross terms considering the effects of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 3Q2019, financial results recorded a positive variation of Ps. 722.0 million compared to 3Q2018. This variation mainly reflects the gain on monetary position of Ps. 1,866.8 million as a consequence of the higher net monetary liability position and inflation rate of the 3Q2019, and the positive effect recorded in 3Q2019 of Ps. 200.1 million, but was compared with the Ps.150.3 million recorded in the derivative financial instruments in 3Q2018. These effects were partially offset by lower interests generated by financial assets, at Ps. 1,257.5 million as a consequence of lower capital invested.

For 3Q2019, TGS reported a gain for income tax of Ps. 492.7 million, compared to a loss of Ps. 736.5 million in 3Q2018. This variation is mainly due to the lower application of the inflation adjustment for tax purposes in accordance with the tax reform in force since the end of the year 2018.

9M2019 vs. 9M2018

In 9M2019, TGS reported total revenues of Ps. 31,943.7 million compared to Ps. 34,422.0 million registered in 2018, which represented a decrease of Ps. 2,478.3 million.

Revenues from the Natural Gas Transportation segment during 9M2019 decreased by Ps. 358.2 million compared to 9M2018. The negative variation was mainly due to the fall in the interruptible natural gas transportation services and exchange and displacement services, and the effect on the restatement according to IAS 29. These effects were partially offset by the tariff increases in nominal terms authorized by the Resolutions No. 310/2018, 265 and 192.

Revenues derived from the Liquids Production and Commercialization segment decreased Ps. 1,870.7 million in 9M2019 from 9M2018, mainly as a result of: (i) the negative impact of the restatement in accordance with IAS 29 of Ps. 4,910.6 million, (ii) the decrease in international reference prices for Ps. 3,090.0 million and (iii) the decrease in ethane volumes shipped of Ps. 1,576.0 million. These effects were partially offset by the positive effect on the foreign exchange rate of the Argentine peso with respect to the US dollar at Ps. 6,533.8 million together with higher volumes of propane and butane sold for Ps. 810.1 million.

The volumes dispatched decreased by 46,141 short tons (5.5%). The breakdown of the volumes dispatched by market and product, and the revenues by market is included below:

Other Services revenues decreased by Ps. 222.4 million in 9M2019 compared to 9M2018. The decrease mainly corresponds to: (i) the effect of restatement according to IAS 29 of Ps. 661.2 million, (ii) lower operating and maintenance services of Ps. 99.2 million and (iii) lower construction services provided during 9M2019 of Ps. 128.9 million. These effects were partially offset by the increase in the exchange rate on revenues denominated in US dollars of Ps. 569.7 million and natural gas transportation services in Vaca Muerta of Ps. 51.1 million.

Operating costs, administrative and commercialization expenses, without considering depreciation, corresponding to 9M2019 increased by Ps. 221.8 million, or 1.4% compared to 9M2018. This variation is mainly due to the increase in: (i) taxes, fees and contributions accrued, related to the effect exports taxes of Ps. 527.0 million; (ii) expenses for repair and maintenance of Property, plant and equipment, incurred primarily for the operation of the natural gas transportation system of Ps. 519.9 million; and, (iii) labor costs of Ps. 233.2 million. These effects were partially offset by the decrease in: (i) the cost of natural gas processed in the Cerri Complex of Ps. 534.9 million, due to the decrease in natural gas prices denominated in Argentine pesos and volumes of natural gas acquired as well as (ii) lower fees for services provided by third parties for Ps. 380.6 million.

The following table shows the main components of operating costs, administrative and commercialization expenses and comparisons for 9M2019 and 9M2018:

The other operating results recorded a positive variation of Ps. 874.7 million mainly as a result of the recognition in May 2018 of the adverse award of the Arbitration held with Pan American Energy S.L. Suc. Arg. and Pan American Sur S.A. This effect was partially offset by the higher negative charge for contingency provisions made in 9M2019.

In 9M2019, the financial results showed a positive variation of Ps. 4,300.2 million with respect to 9M2018. This variation is mainly due to: (i) the positive effect of the gain on monetary position for Ps. 3,254.3 million, (ii) the lower net negative exchange rate difference of Ps. 2,380.7 million due to the lower devaluation of the Argentine peso against the US dollar over the net liability position in foreign currency and (iii) the greater capitalization of financial costs according to IFRS for Ps. 444.4 million. These effects were partially offset by the lower interest income generated by assets of Ps. 2,049.9 million as a result of the lower capital invested during 9M2019.

Financial Position Analysis

Net Debt

As of September 30, 2019, the Company's net financial debt amounted to Ps. 21,500.2 million compared to Ps. 5,429.7 million as of December 31, 2018.Total net financial debt of the Company is denominated in US dollars for both periods.

The table included below shows a reconciliation of the Company's net debt:

Liquidity and capital resources

The net positive variation in cash and cash equivalents in 3Q2019, 3Q2018, 9M2019 and 9M2018 was as follows:

Below is a reconciliation of the free cash flows for the 3Q2019, 3Q2018, 9M2019 and 9M2018:

3Q2019 vs. 3Q2018

During 3Q2019 the net decrease in cash and cash equivalents and free cash flow amounted to Ps. 1,858.8 million and a loss of Ps. 967.2 million, respectively.

During 3Q2019 the cash flow generated by the operating activities amounted to Ps. 2,207.9 million, Ps. 1,304.3 million below 3Q2018. This is mainly due to a lower operating profit and higher income tax payment.

Cash flow used in investing activities amounted to Ps. 3,157.0 million mainly for payments made to fulfill the capital expenditures investment plan in order to conclude the Five-Year Investment Plan and development of the midstream business at Vaca Muerta.

Finally, the cash flow used for financing activities amounted to Ps. 909.7 million. The decrease from 3Q2018 reflects cash dividends payment in the period of Ps. 5,956.3 million. During 3Q2019, the cash flow used to execute the buy-back program and acquisition of treasury shares was Ps. 335.4 million higher than in 3Q2018.

9M2019 vs. 9M2018

During 9M2019 the net decrease in cash and cash equivalents and free cash flow amounted to Ps. 20,648.9 million and a loss of Ps. 2,730.8 million, respectively.

During 9M2019 the cash flow provided by the operating activities amounted to Ps. 7,867.2 million, Ps. 114.6 million above 9M2018. This is mainly due a lower operating income before depreciation and higher income tax payments made during 9M2019. These effects were partially offset by the positive variation in working capital.

The cash flow used for investing activities amounted to Ps. 18,335.3 million and was mainly to payments made to fulfill the capital expenditures investment plan in order to conclude the Five-Year Investment Plan and development of the midstream business at Vaca Muerta project. On the other hand, during 9M2019 there was an increase in cash flow applied to the acquisition of financial assets not considered effective and cash equivalents.

Finally, the cash flow used for financing activities amounted to Ps. 10,180.8 million, compared to Ps. 3,268.6 million registered in 9M2018. The variation was due to loans, net of cancellations made during 9M2018 and the higher dividend payment made during 9M2019.

Third quarter earnings conference call

TGS invites you to participate in the conference call to discuss this 3Q2019 announcement on Friday November 8, 2019 at 09:00 a.m. New York time / 11:00 a.m. Buenos Aires time. To listen to the call from USA dial: +1-877-407-9210, and for international calls dial: +1-201-689-8049. To view the webcast, go to http://www.tgs.com.ar/en/home.

Below, financial information is provided.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Transportadora de Gas del Sur S.A.

Financial Information for the 9M2019, 9M2018, 3Q2019 and 3Q2018

(In millions of Argentine pesos, except for per share and
per ADS information in pesos or where otherwise indicated)

	Third Quarters		Nine-Month Period	
	3Q2019	3Q2018	9M2019	9M2018
Natural Gas Transportation	5,145.0	5,696.8	15,602.5	15,987.7
Liquids Production and Commercialization	3,282.9	5,939.6	14,516.8	16,387.5
Other Services	720.4	816.3	1,824.4	2046.8
Revenues	**9,148.3**	**12,452.7**	**31,943.7**	**34,422.0**
Operating costs	(4,226.2)	(5,141.9)	(13,281.0)	(13,674.9)
Administrative and Selling Expenses	(806.9)	(810.6)	(2,746.1)	(2,130.4)
Other Operating Results	(28.2)	(18.9)	(97.6)	(976.6)
Operating profit before depreciation	**4,087.0**	**6,481.3**	**15,819.0**	**17,640.1**
Depreciation	(853.3)	(758.0)	(2,438.0)	(2,200.1)
Operating profit	**3,233.7**	**5,723.3**	**13,381.0**	**15,440.0**
Net Financial Results	(3,703.8)	(4,425.8)	(3,067.7)	(7,367.9)
Share of gain / (loss) from associates	18.4	(9.8)	(15.4)	(13.2)
Total comprehensive income before Income Tax	**(451.7)**	**1,287.7**	**10,297.9**	**8,058.9**
Income Tax gain / (expense)	492.7	(736.5)	(2,741.4)	(3,109.5)
Total comprehensive income	**41.0**	**551.2**	**7,556.5**	**4,949.4**
Earnings per share	**0.053**	**0.701**	**9.643**	**6.260**
Earnings per ADS	**0.265**	**3.503**	**48.217**	**31.298**

Financial Results for the 9M2019, 9M 2018, 3Q2019 and 3Q2018

(In millions of Argentine Pesos)

	3Q2019	3Q2018	9M2019	9M2018
Financial income				
Interest	156.5	438.7	499.6	968.9
Foreign exchange gain	3,826.0	6,082.0	6,504.1	12,955.7
Subtotal	**3,982.5**	**6,520.7**	**7,003.7**	**13,924.6**
Financial expenses				
Interest	(603.4)	(587.4)	(1,673.4)	(1,648.6)
Foreign exchange gain	(9,343.0)	(11,239.2)	(12,648.9)	(21,481.2)
less Capitalized financial costs	159.9	-	444.4	-
Subtotal	**(9,786.5)**	**(11,826.6)**	**(13,877.9)**	**(23,129.8)**
Other financial results				
Derivative financial instruments results	200.1	(150.3)	189.4	(150.3)
Results on assets at fair value through profit or loss	101.8	1,077.1	489.5	2,070.1
Others	(104.4)	(82.6)	(287.2)	(243.0)
Subtotal	**197.5**	**844.2**	**391.7**	**1,676.8**
Gain on monetary position	**1,902.7**	**35.9**	**3,414.8**	**160.5**
Total	**(3,703.8)**	**(4,425.8)**	**(3,067.7)**	**(7,367.9)**

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
9M2019					
Revenues	15,602.5	14,516.8	1,631.2	193.2	31,943.7
Operating profit before depreciation	10,949.1	4,076.2	724.6	69.1	15,819.0
Depreciation	(1,993.7)	(161.8)	(282.5)	-	(2,438.0)
Operating profit	8,955.4	3,914.4	442.1	69.1	13,381.0
9M2018					
Revenues	15,987.7	16,387.5	1,887.8	159.0	34,422.0
Operating profit before depreciation	12,057.5	4,620.0	919.9	42.7	17,640.1
Depreciation	(1,848.6)	(115.8)	(235.7)	-	(2,200.1)
Operating profit	10,208.9	4,504.2	684.2	42.7	15,440.0

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
3Q2019					
Revenues	5,145.0	3,282.9	645.8	74.6	9,148.3
Operating profit before depreciation	3,543.0	248.2	274.2	21.6	4,087.0
Depreciation	(673.7)	(56.6)	(123.0)	-	(853.3)
Operating profit	2,869.3	191.6	151.2	21.6	3,233.7
3Q2018					
Revenues	5,696.8	5,939.6	741.5	74.8	12,452.7
Operating profit before depreciation	4,278.5	1,803.5	376.3	23.0	6,481.3
Depreciation	(639.4)	(40.2)	(78.4)	-	(758.0)
Operating profit	3,639.1	1,763.3	297.9	23.0	5,723.3

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
9M2019					
Revenues	13,431.6	12,296.1	1,435.6	166.3	27,329.6
Operating profit before depreciation	9,650.0	3,352.3	642.4	69.7	13,714.4
Depreciation	(328.3)	(46.4)	(108.0)	-	(482.7)
Operating profit	9,321.7	3,305.9	534.4	69.7	13,231.7
9M2018					
Revenues	4,869.1	3,115.4	617.9	70.6	8,673.0
Operating profit before depreciation	3,442.1	240.0	268.5	31.8	3,982.4
Depreciation	(125.5)	(17.2)	(58.9)	-	(201.6)
Operating profit	3,316.6	222.8	209.6	31.8	3,780.8

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
3Q2019					
Revenues	4,869.1	3,115.4	617.9	70.6	8,673.0
Operating profit before depreciation	3,442.1	240.0	268.5	31.8	3,982.4
Depreciation	(125.5)	(17.2)	(58.9)	-	(201.6)
Operating profit	3,316.6	222.8	209.6	31.8	3,780.8
3Q2018					
Revenues	3,496.1	3,667.9	457.9	46.1	7,668.0
Operating profit before depreciation	2,620.2	1,113.6	232.5	14.2	3,980.5
Depreciation	(93.7)	(9.1)	(23.3)	-	(126.1)
Operating profit	2,526.5	1,104.5	209.2	14.2	3,854.4

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the 9M2019 and 9M2018

(In millions of Argentine pesos)

	9M2019	9M2018
Cash flows provided by operating activities		
Total comprehensive income for the period	7,556.5	4,949.4
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	2,437.8	2,200.2
Derivate financial instruments results	(189.4)	142.4
Disposal of property, plant and equipment	94.1	-
Increase in allowances and provisions	191.6	168.3
Share of loss from associates	15.4	13.2
Interest expense accrual	1,114.4	1,567.0
Interest income on other financial assets other than cash and cash equivalents	(59.8)	(2,717.3)
Income tax	2,741.4	3,109.3
Foreign exchange loss	6,842.2	10,476.8
Gain on monetary position	(3,902.6)	(3,016.9)
Changes in assets and liabilities:		
Trade receivables	(2,384.1)	(3,207.9)
Other receivables	(1,609.5)	(1,959.5)
Inventories	(425.9)	(305.0)
Trade payables	(408.6)	411.8
Payroll and social security taxes payable	150.9	107.3
Taxes payable	(220.7)	14.6
Contract assets	(9.6)	(154.4)
Other payables	161.3	45.3
Provisions	-	(1.1)
Interest paid	(887.5)	(391.8)
Derivative financial instruments payment	-	(142.8)
Income tax paid	(3,818.3)	(3,286.7)
Contract liabilities	477.6	(40.4)
Cash flows provided by operating activities	**7,867.2**	**7,981.8**
Cash flows used in investing activities		
Additions to property, plant and equipment	(10,598.0)	(3,844.4)
Financial assets not considered cash equivalents	(7,737.3)	672.6
Cash flows used in investing activities	**(18,335.3)**	**(3,171.8)**
Cash flows used in financing activities		
Payment of loans	(16.8)	(1,686.8)
Payment of redemption of loans	-	(6,598.9)
Proceeds from loans	-	19,015.9
Cost of adquisition of treasury shares	(1,663.4)	(1,505.3)
Dividend paid	(8,500.6)	(5,956.3)
Cash flows (used in) / provided by financing activities	**(10,180.8)**	**3,268.6**
Net decrease / (increase) in cash and cash equivalents	**(20,648.9)**	**8,078.6**
Cash and cash equivalents at the beginning of the year	22,900.6	5,388.8
Foreign exchange gain on cash and cash equivalents	3,613.9	9,446.8
Monetary result effect on cash and cash equivalents	(4,070.8)	(3,549.4)
Cash and cash equivalents at the end of the period	**1,794.8**	**19,364.8**

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice president

Date: November 7, 2019

Transportadora de Gas del Sur S.A.

10

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company